Avenue Therapeutics, Inc.

1111 Kane Concourse, Suite 301, Bay Harbor Islands, FL 33154

December 15, 2025

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Avenue Therapeutics, Inc.

Application for Withdrawal of Registration Statement on Form S-3 (File No. 333-283611)

Ladies and Gentlemen:

On December 4, 2024, Avenue Therapeutics, Inc., a Delaware corporation (the “Company”), initially filed Registration Statement No. 333-283611 on Form S-3 (together with all exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests that the Commission consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registration Statement together with all exhibits thereto. The Company is seeking withdrawal of the Registration Statement because the Company understands that the Company no longer meets the eligibility requirements for the use of Form S-3 at this time due to the delisting of the Company’s common stock from the Nasdaq Capital Market on July 18, 2025. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting the withdrawal of the Registration Statement to David Jin, Interim Chief Financial Officer of the Company, by email at djin@avenuetx.com with a copy to David S. Wolpa, Troutman Pepper Locke LLP, by email at david.wolpa@troutman.com. If you have any questions or comments or require further information regarding this application of withdrawal of the Registration Statement, please contact David S. Wolpa at (704) 916-2375.

Sincerely,

/s/ David Jin
David Jin, Interim Chief Financial Officer

cc: David S. Wolpa, Troutman Pepper Locke LLP